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                   Companhia Brasileira de Distribuicao (CBD)

                   announces November 2003 sales performance

Sao Paulo, December 15, 2003- Companhia Brasileira de Distribuicao (NYSE (CBD); BOVESPA (PCAR4)) announces its sales performance (preliminary unaudited) for November 2003. Information is presented based on consolidated results and denominated in Reais, as per the Brazilian Corporate Law.

In November 2003, the Company's gross sales reached R$ 1,094.8 million and net sales, R$ 924.4 million, corresponding to a growth rate of 2.8% and 1.7%, respectively, when compared to the same period of 2002.

Same Store sales have presented a flat performance in nominal terms due to a strong comparison basis in November 2002, when CBD registered a positive performance of 11.7% as per the same criterion. The best performance was once more presented by the Extra Business Unit, even considering the double-digit growth rate registered in 2002.

Successive interest rate reductions and credit expansion have been key for non-food products to start retaking their sales performance, registering a 13.8% growth in November. However, the sale of food products, which registered a reduction of 3.3% in the period, continues to be affected by a reduction in the average ticket due to a larger consumption of second-line products and own brands instead of leading products whose added value is higher.

Sales Performance

                                              Sales Performance

               11-02  12-02  1-03   2-03   3-03   4-03   5-03   6-03   7-03   8-03  9-03 10-03  11-03
Same store     11.7%   7.0%  10.0%  12.5%   4.0%  20.0%   8.0%   5.0%  5.0%   6.6%  4.4%  3.6%  0.0%*
Total stores   28.6%  18.8%  23.6%  26.5%  17.8%  36.1%  22.8%  20.1%  9.8%  11.1%  7.0%  6.3%  1.7%*

Notes: Same Stores figures include only stores whose operating period is longer than 12 months.
* If adjusted by IPCA (National Consumer Price Index), total sales registered a 8.4% reduction when compared to November 2002. On a same store basis, the performance was negative 9.8%

COMPANHIA BRASILEIRA DISTRIBUICAO
(CBD)                                   THOMSON FINANCIAL INVESTOR RELATIONS
Fernando Tracanella                     Marina Martini
Investor Relations Director             Tel:  (5511) 3897 6857
Daniela Sabbag                          E-mail:  marina.martini@thomsonir.com.br
Finanicial Analyst
Tel:  (5511) 3886 0421
Fax:  (5511) 3884 2677
E-mail:  cbd.ri@paodeacucar.com.br



  Statements included in this report regarding the Company's business perspective, outlooks of operating and financial results, and referring to the Company's potential growth are merely projections and were based on the Management's expectations regarding the Company's future. Those projections are highly dependent on market changes, on the Brazilian general economy performance, on the industry and on international markets and, being, therefore, , subject to changes.